Final Pricing Term Sheet

Filed Pursuant to Rule 433

Dated November 3, 2015

Registration Statement Nos. 333-206891-01, 333-206891-02,

333-206891-03

Relating to

Preliminary Prospectus Supplement dated November 3, 2015 and

Prospectus dated September 11, 2015

CNH INDUSTRIAL CAPITAL LLC

$600,000,000 4.375% NOTES DUE 2020

Issuer:	CNH Industrial Capital LLC
Principal Amount:	$600,000,000
Maturity:	November 6, 2020
Coupon:	4.375% per annum
Price to Public:	99.446% plus accrued interest from November 6, 2015 if settlement occurs after that date
Underwriting Discount: Net Proceeds to Issuer Before Expenses: Yield to Maturity:	0.700% $592,476,000 4.500%
Benchmark Treasury:	UST 1.375% due October 31, 2020
Spread to Benchmark Treasury:	+290.9 basis points
Benchmark Treasury Yield and Price:	1.591% / 98-31
Interest Payment Dates:	May 6 and November 6, commencing May 6, 2016
Optional Redemption:	Make-whole premium based on U.S. Treasury + 0.50% (50 basis points)
Settlement:	T+3; November 6, 2015
CUSIP / ISIN:	12592B AE4 / US12592BAE48
Ratings*:	Moody’s Investors Service, Inc.: Ba1 Standard & Poor’s Ratings Services: BB
Joint Book-Running Managers:	Barclays Capital Inc. Credit Agricole Securities (USA) Inc. Deutsche Bank Securities Inc. RBS Securities Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling Barclays Capital Inc. at toll free +1(888) 603-5847, Credit Agricole Securities (USA) Inc. at toll free +1 (866) 807-6030, Deutsche Bank Securities Inc. at toll free +1 (800) 503-4611 or RBS Securities Inc. at toll free +1 (866) 884-2071.